UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                   Universal Stainless & Alloy Products, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                                 (CUSIP Number)

                                 April 29, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages








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CUSIP No. 913837100                                           Page 2 of 10 pages
          ---------







1    NAMES OF REPORTING PERSONS...............The Pabrai Investment Fund I, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION.........................      Illinois


                          5    SOLE VOTING POWER
         NUMBER OF             0
          SHARES
        BENEFICIALLY      6    SHARED VOTING POWER
          OWNED BY             326,366 (See Items 4 and 8)
            EACH
         REPORTING        7    SOLE DISPOSITIVE POWER
           PERSON              0
            WITH
                          8    SHARED DISPOSITIVE POWER
                               326,366 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING  PERSON.........................326,366  (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                         See Item 4
     EXCLUDES CERTAIN SHARES                                              [X}

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..................... 5.4%

12   TYPE OF REPORTING PERSON..............................................   PN

CUSIP No. 913837100                                           Page 3 of 10 pages
          ---------







1    NAMES OF REPORTING PERSONS...............The Pabrai Investment Fund 2, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION.........................      Illinois


                          5    SOLE VOTING POWER
         NUMBER OF             0
          SHARES
        BENEFICIALLY      6    SHARED VOTING POWER
          OWNED BY             326,366 (See Items 4 and 8)
            EACH
         REPORTING        7    SOLE DISPOSITIVE POWER
           PERSON              0
            WITH
                          8    SHARED DISPOSITIVE POWER
                               326,366 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING  PERSON.........................326,366  (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                         See Item 4
     EXCLUDES CERTAIN SHARES                                              [X}

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..................... 5.4%

12   TYPE OF REPORTING PERSON..............................................   PN

CUSIP No. 913837100                                           Page 4 of 10 pages
          ---------







1    NAMES OF REPORTING PERSONS.............Leeds Pabrai Investment Fund I, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION.........................      Illinois


                          5    SOLE VOTING POWER
         NUMBER OF             0
          SHARES
        BENEFICIALLY      6    SHARED VOTING POWER
          OWNED BY             326,366 (See Items 4 and 8)
            EACH
         REPORTING        7    SOLE DISPOSITIVE POWER
           PERSON              0
            WITH
                          8    SHARED DISPOSITIVE POWER
                               326,366 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING  PERSON.........................326,366  (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                         See Item 4
     EXCLUDES CERTAIN SHARES                                              [X}

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..................... 5.4%

12   TYPE OF REPORTING PERSON..............................................   PN

CUSIP No. 913837100                                           Page 5 of 10 pages
          ---------







1    NAMES OF REPORTING PERSONS.................. Pabrai Investment Fund 3, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION...............  British Virgin Islands


                          5    SOLE VOTING POWER
         NUMBER OF             0
          SHARES
        BENEFICIALLY      6    SHARED VOTING POWER
          OWNED BY             326,366 (See Items 4 and 8)
            EACH
         REPORTING        7    SOLE DISPOSITIVE POWER
           PERSON              0
            WITH
                          8    SHARED DISPOSITIVE POWER
                               326,366 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING  PERSON.........................326,366  (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                         See Item 4
     EXCLUDES CERTAIN SHARES                                              [X}

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..................... 5.4%

12   TYPE OF REPORTING PERSON..............................................   CO

CUSIP No. 913837100                                           Page 6 of 10 pages
          ---------







1    NAMES OF REPORTING PERSONS................. Mohnish Pabrai & Harina Kapoor*
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION............... United States and India


                          5    SOLE VOTING POWER
         NUMBER OF             0
          SHARES
        BENEFICIALLY      6    SHARED VOTING POWER
          OWNED BY             326,366 (See Items 4 and 8)
            EACH
         REPORTING        7    SOLE DISPOSITIVE POWER
           PERSON              0
            WITH
                          8    SHARED DISPOSITIVE POWER
                               326,366 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING  PERSON.........................326,366  (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                         See Item 4
     EXCLUDES CERTAIN SHARES                                              [X}

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..................... 5.4%

12   TYPE OF REPORTING PERSON..............................................  OO*


     * Mohnish Pabrai (a United States citizen) and Harina Kapoor (an Indian citizen and permanent United States resident) own shares pursuant to a joint tenancy with rights of survivorship.

CUSIP No. 913837100                                           Page 7 of 10 pages
          ---------

                                EXPLANATORY NOTE



Item 1.

(a)  Name of Issuer: Universal Stainless & Alloy Products, Inc.

(b)  Address of Issuer's Principal Executive Offices:

                                         600 Mayer Street
                                         Bridgeville, Pennsylvania 15017

Item 2.

(a)  Name of Person Filing:

This Schedule 13G is filed on behalf of The Pabrai Investment Fund I, L.P., The Pabrai Investment Fund 2, L.P. and Leeds Pabrai Investment Fund I, L.P., each of the foregoing an Illinois limited partnership (the "LP Funds"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation and Mohnish Pabrai & Harina Kapoor, as joint tenants with rights of survivorship (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated May 7, 2002, which is being filed as Exhibit A to this Schedule 13G. The General Partner of each of the LP Funds is Dalal Street, Inc., an Illinois corporation, whose sole shareholder and Chief Executive Officer is Mohnish Pabrai. Dalal Street, Inc. is also the sole Investment Manager of Pabrai Investment Fund 3, Ltd. Mohnish Pabrai is also a shareholder and the President of Pabrai Investment Fund 3, Ltd.

(b) Address of Principal Business Office or, if none, Residence: The address for each of the Reporting Persons is:

                                         1350 Busch Parkway
                                         Buffalo Grove, IL  60089-4505

(c)  Citizenship:

Each of the LP Funds is an Illinois limited partnership. Pabrai Investment Fund 3, Ltd. is a British Virgin Islands corporation. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is an Indian citizen and permanent United States resident.

(d)  Title of Class of Securities:    Common Stock, par value $.001 per share.

(e)  CUSIP Number:                    913837100


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CUSIP No. 913837100                                           Page 8 of 10 pages
          ---------



Item 3.

     Not applicable.

Item 4. Ownership

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street, Inc. in its capacity as the General Partner and Investment Manager of the LP Funds and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and Chief Executive Officer of Dalal Street, Inc. and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in
Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

                                         Common Stock
Reporting Person                      Beneficially Owned         % of Class (**)
----------------                      ------------------         ---------------

The Pabrai Investment Fund I, L.P.          54,130                     0.9%
The Pabrai Investment Fund 2, L.P.         148,800                     2.4%
Pabrai Investment Fund 3, Ltd.              31,000                     0.5%
Leeds Pabrai Investment Fund I, L.P.        22,400                     0.4%
Mohnish Pabrai & Harina Kapoor, as
  joint tenants with rights of
  survivorship                              70,036                     1.2%

** All percentages in this table are based on the 6,077,272 shares of Common Stock of Universal Stainless & Alloy Products, Inc. issued and outstanding, as reported in the Schedule 14A filed by Universal Stainless & Alloy Products, Inc. with the Securities and Exchange Commission on April 16, 2002.

(c) Dalal Street, Inc. and Mohnish Pabrai, in his capacity as Chief Executive Officer of Dalal Street, Inc., have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of the LP Funds and Pabrai Investment Fund 3, Ltd. in the table above.

CUSIP No. 913837100                                           Page 9 of 10 pages
          ---------


Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock set forth opposite their names in the table above.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 913837100                                          Page 10 of 10 pages
          ---------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 7, 2002

THE PABRAI INVESTMENT FUND I, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

THE PABRAI INVESTMENT FUND 2, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

LEEDS PABRAI INVESTMENT FUND I, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              ---------------------------
                Mohnish Pabrai, President

MOHNISH PABRAI AND HARINA KAPOOR, as Joint Tenants

         By:  /s/ Mohnish Pabrai
              ---------------------------
                Mohnish Pabrai

         By:  /s/ Harina Kapoor
              ---------------------------
                Harina Kapoor

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A                    JOINT REPORTING AGREEMENT

                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Universal Stainless & Alloy Products, Inc. is being filed on behalf of each of the parties named below.

Dated:  May 7, 2002

THE PABRAI INVESTMENT FUND I, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

THE PABRAI INVESTMENT FUND 2, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

LEEDS PABRAI INVESTMENT FUND I, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              ---------------------------
                Mohnish Pabrai, President

MOHNISH PABRAI AND HARINA KAPOOR, as Joint Tenants

         By:  /s/ Mohnish Pabrai
              ---------------------------
                Mohnish Pabrai

         By:  /s/ Harina Kapoor
              ---------------------------
                Harina Kapoor